

Mail Stop 4631

July 21, 2017

<u>Via E-Mail</u>
Tony Liu
Chairman and Chief Executive Officer
UBI Blockchain Internet, Ltd.
SmartSpace 3F, Level 9, Unit 908, 100 Cyberport Rd.
Hong Kong, People's Republic of China

> **Re:** **UBI Blockchain Internet, Ltd.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed July 6, 2017**
> **File No. 333-217792**
> **Amendment No. 1 to Form 8-K**
> **Filed June 29, 2017**
> **File No. 000-54236**

Dear Mr. Liu:

We have reviewed your amended registration statement and amended Form 8-K and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 5, 2017 letter.

Amendment No. 2 to Registration Statement on Form S-1

General

1. We note your response to comments one, two and 29 in our letter dated June 5, 2017. We also note disclosure on page 56 that the transfer of the ownership of Shenzhen Nova E-commerce, Ltd. to UBI will be complete when the business license of NOVA in Hong Kong has been changed to UBI, and your July 6, 2017 response letter that the Chinese government is still processing the business license. Please revise your registration statement to clearly disclose, if true, that you have not completed your acquisition with Shenzhen Nova E-commerce, Ltd., and revise disclosure that you have acquired 100%

ownership of Shenzhen Nova E-commerce, Ltd. Please also note that to the extent you have registered the resale of any Class C common shares that you plan to issue to Shenzhen Nova E-commerce, Ltd. stockholders, you should remove these shares from the registration statement. It is not appropriate to register the resale of shares before they are actually issued and outstanding.

2. We note your response to comment three in our letter dated June 5, 2017. Please tell us whether and where the XBRL interactive data is posted to your website as required by Item 601(b)(101)(i) of Regulation S-K. A search of this term on your website returned no results.

3. We note your response to comments four and 52 in our letter dated June 5, 2017, and we reissue the comment. Please describe your operations prior to the date of the merger with Shenzhen NOVA E-Commerce Ltd., and revise your prospectus to disclose that you are a shell company and provide appropriate disclosure of the consequences, challenges, risks and limitations associated with being a shell company. Note that the number of employees and contractors you may have engaged is not determinative of whether you are a shell company, and it appears that you have only taken actions that have not yet produced revenues or that are preparatory in nature. Because you have only nominal operations and assets, we believe you continue to meet the definition of a shell company within the meaning of Securities Act Rule 405.

Calculation of Registration Fee table

4. Please revise to disclose the correct total amount of shares to be registered.

Prospectus Cover Page

5. We note your response to comment 12 in our letter dated June 5, 2017. Please revise to include the correct page number of your risk factors section.

Prospectus Summary, page 3

6. We note your response to comment 14 in our letter dated June 5, 2017. Please revise your registration statement to make your disclosures consistent on pages four when you disclose that you relied upon the sale of securities in unregistered transactions to fund your operations, page 10 that you plan to seek additional funds through private placements and in Note 6 to the audited financial statements that you received a loan from your chief executive officer for company expenditures.

Selling Stockholders, page 26

7. We note your disclosures in response to comment 24 in our letter dated June 5, 2017. Please tell us how the offering of 8.4 million shares of Class C shares to 45 stockholders, and the offering of 25 million Class C shares to 130 stockholders were not public

offerings. In this regard, we note that Rule 506, which describes an exemption for offers and sales that will be deemed not to involve public offerings within the meaning of section 4(a)(2) of the Securities Act, limits the number of unaccredited purchasers to 35. While you may have an exemption available for the offer and sale of these shares, based on the information you have provided, it is unclear why these offers and sales did not involve public offerings.

8. We note disclosure on page 26 in the first paragraph that 174 stockholders hold Class C shares, in paragraph 6 that 45 Class C stockholders obtained their shares as employee and employee contractors and 130 obtained their shares in the Nova transaction (45 plus 130 equals 175 shares), the legal opinion filed as exhibit 5.2 states that Class C shares are held by 178 stockholders and the table on pages 29-35 list 179 selling stockholders. Please make your disclosures consistent.

9. We note your response to comment 23 in our letter dated June 5, 2017. Please disclose:

- the dates your selling stockholders obtained their shares;

- a complete description of the consulting services Chaeng U Wai will perform for you; and

- the transaction or transactions in which the holders of 18,300,000 Class C shares obtained their shares. In this regard, you address the stockholders who collectively own a total of only 33,400,000 Class C shares, yet you are registering the resale of 55,700,000 Class C shares.

Rule 144, page 41

10. We note your response to comment 27 in our letter dated June 5, 2017. Please clarify whether the 5,145,682 issued shares were registered or unregistered, and returned to treasury for cancellation. Please also briefly address the circumstances of the return of 33,583,149 shares to treasury.

11. We note your response to comment 4 and comment 28 in our letter dated June 5, 2017. Please revise to clarify that the Rule 144 is unavailable to holders of shares issued by shell companies during the period of time that they were shell companies, as indicated in your disclosure, and for a period of one year after the date that the company files Form 10 information reflecting its status as an entity that is no longer a shell company, all as described in Rule 144(i). Please revise accordingly.

Description of Business, page 44

12. We note your response to comment 30 in our letter dated June 5, 2017. Please revise your risk factor disclosure on page 12 in the sections "We may be unable to gain any significant market acceptance for our products and services. . .", and "We may not be

able to attract . . . technological innovation platform offering" and page 18 in the section "Our use of "open source software" "". . ." to refer to your "intended" products, services, technologies and software.

Directors, Executive Officers, Promoters and Control Persons, page 61

13. We note your response to comment 34 in our letter dated June 5, 2017. For Mr. Cheng, please clarify the time periods of his employment for the past five years and for Mr. Min, please explain his manager position.

Compensation of Directors, page 68

14. We note your response to comment 36 in our letter dated June 5, 2017. Please revise your disclosures throughout your prospectus to clearly disclose that the $15,000 paid to your directors was not compensation, but were fees to cover their past incidental expenses, consistent with your response.

Certain Relationships and Related Transactions, page 71

15. We note your response to comment 37 in our letter dated June 5, 2017. Please file a written description of the verbal agreement of your loan from Mr. Liu and UBI Hong Kong as an exhibit. Please see Regulation S-K C&DI 146.04, available on our website.

Exhibits, page II-8

16. We note your response to comment 41 in our letter dated June 5, 2017. Please have counsel revise its opinion to include a consent to the prospectus discussion of the opinion, as well as the items that are already included.   Please see Section IV of Staff Legal Bulletin No. 19. In addition, please list counsel's consent, required by Item 601(b)(23), in the exhibit list. Although the consent is not filed as a separate document, you may list it, then refer to its location in the legal opinion filed as Exhibit 5.

17. We note your response to comment 43 in our letter dated June 5, 2017. Please file your revised bylaws and include such revised bylaws in your exhibit index.

Amendment No. 1 to Form 8-K

18. We note your discussion of your operations in response to comment 4 in our letter dated June 5, 2017, including your payroll and full time employee count. Please describe your operations prior to the date of the merger with Shenzhen NOVA E-Commerce Ltd.

19. We note your response to comment 50 in our letter dated June 5, 2017. Please advise why no purchase price amounts were allocated to the business licenses of Shenzhen NOVA E-Commerce Ltd which are discussed in your response to comment 51. Refer to ASC 805-20-55-2 through 55-45.

You may contact Nudrat Salik, Staff Accountant at (202) 551-3692 or, in her absence, John Cash, Accounting Branch Chief at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, me at (202) 551-3760 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director
Office of Manufacturing and
Construction

Cc: Via E-Mail
        T.J. Jesky, Esq.